EXHIBIT 99.1

Galapagos welcomes Oleg Nodelman to its Board of Directors to support strategic growth

Mechelen, Belgium; October 7, 2024, 07:00 CET — Galapagos NV (Euronext & NASDAQ: GLPG), today announced the appointment by way of co-optation of Oleg Nodelman as Non-Executive Non-Independent Director to its Board of Directors, effective October 7, 2024.

Mr. Nodelman replaces Mr. Dan G. Baker who stepped down on October 6, 2024. The addition of Mr. Nodelman marks an important step in Galapagos’ ongoing efforts to engage with shareholders and continue to execute on our Forward, Faster strategy to accelerate innovation and create near-and long-term value.

“We are pleased to welcome Oleg Nodelman to the Galapagos Board,” said Dr. Paul Stoffels, Galapagos’ CEO and Chair of the Board of Directors1. “His deep expertise in biotech and shared goals of unlocking further value for Galapagos will be instrumental in helping us execute our near- and long-term strategy and deliver superior results for patients, shareholders, employees, and customers.”

Mr. Nodelman is the Founder and Portfolio Manager of EcoR1 Capital LLC, a biotech-focused investment advisory firm which invests in companies at all stages of research and development. Mr. Nodelman brings a wealth of experience in driving shareholder value, strategic transformations, and long-term growth initiatives. With a proven record in investment management – including business development and capital deployment – and his deep roots in the biotech and scientific communities, Mr. Nodelman’s appointment signals Galapagos’ commitment to accelerating value for all shareholders.

“I am excited to join the Galapagos Board and work with the management team to realize the Company’s full value potential,” said Mr. Nodelman. “As one of Galapagos’ largest shareholders, EcoR1 is committed to the Company’s future success.”

Mr. Nodelman holds a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University.

We want to thank Dan for his invaluable contributions in helping to reset the R&D strategy at Galapagos and the Board is grateful to him for his leadership as Chair of the Science and Development Committee of the Company. During his time at Galapagos, Dan shared his extensive clinical expertise as a rheumatologist as well as his deep insights in drug development from his experience at Johnson & Johnson, where he helped develop REMICADE®, SIMPONI®, and STELARA®. We wish Dan all the best as he leaves Galapagos to pursue other ventures. Dan will continue to serve the Company as a scientific advisor.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, and the financial strength to invest strategically for the long-term, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 media@glpg.com Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of a new director. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.